UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number:

(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: March 31, 2001
                  --------------

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             Open Door Online, Inc.
                             -----------------------
                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                             46 Old Flat River Road
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                          Coventry, Rhode Island 02816
                          ----------------------------
                            City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable.)


     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transitition Report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountants statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The Registrant's internal accounting staff has encountered delays in closing the books of the Registrant on a timely basis due to problems in gathering financial data. As a result, the Form 10-QSB for the period ended March 31, 2001 has not been completed and accordingly, this notification is being filed.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          David N. DeBaene (401) 397-6800

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no identify report(s).              Yes [ ] No [X]


          Form 10KSB for the period ended December 31, 2000 has not been filed. The registrant intends to file this report by May 21, 2001 with the Form 10QSB for the period ended March31, 2001 within 24 hours.

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                              Yes [ ] No [X]

          If  so;  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          ATTACHMENT:

                             Open Door Online, Inc.
                  ---------------------------------------------
                  (Name of registrant as specified in charter).

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date: May 14, 2001                   /s/ David N. DeBaene
                ------------                   -------------------------------
                                               Title: President